Exhibit 99.1

In February, FCA posted a 22.4% year-over-year increase in European sales, compared with 14.0% for the industry. As a result, FCA’s ranking improved to fourth overall in Europe, with market share up 50 basis points to 7.4%. All FCA brands registered increases, with Fiat up 24.4%, Jeep up 23.9%, Lancia up 15.9% and Alfa Romeo up 8.6%. The Fiat Panda and 500 were the two best selling cars in the European A segment (accounting for a combined 32.0% share) and the 500L led its segment with a 29.3% share. The Fiat 500X and Jeep Renegade both continue as two of the most popular vehicles in the Small SUV segment. The new Fiat Tipo (already among the top 5 in its segment in Italy) continued to gain momentum with more than 22,000 orders already received. The brand is also preparing for the launch of the station wagon and 5-door versions of the Tipo.

FCA closed February with another strong monthly performance in Europe (EU28+EFTA). Group sales totaled nearly 81,000 units, a year-over-year increase of 22.4% compared with an industry average of 14.0%. Market share improved 50 basis points to 7.4%, bringing FCA’s European ranking to fourth overall.
For the two months year-to-date, FCA posted unit sales of nearly 154,000 vehicles, an increase of 18.5% (+10.1% for the industry), with market share 50 basis points higher at 7.0%.
In February, the Group posted double-digit growth in Italy (+32.1% vs industry increase of 27.3%) and France (+16.1% vs industry increase of 13.0%). Sales were also higher in the UK (+8.2%), Spain (+5.6%) and Germany (+2.2%).

Fiat brand posted European sales of nearly 61,000 vehicles for the month (+24.4%), marking the 28th consecutive month of year-over-year sales increases. Market share was 50 basis points higher at 5.6%, representing the best February result since 2011.
Year-to-date, brand sales were up 19.3% to nearly 115,000 vehicles, with market share 50 basis points higher at 5.3%.
The brand posted a particularly strong performance in Italy, with sales up 33.8%, in addition to posting increases in all other major European markets. February sales were up 5.4% in Germany, 24.5% in France, 2.1% in the UK and 12.2% in Spain.
The Panda and 500 remained undisputed leaders in the A segment with a combined share of 32.0%. The Panda was overall leader with 18,800 units sold (+35.1%) followed by the 500 with nearly 13,600 units sold (+1.2%). The 500L continued as leader in the Small MPV segment (29.3% share) with 7,800 units sold. The 500X continued as one of the best selling vehicles in the Small SUV segment. The model ranked first in Italy (29.1% segment share), in the top five in France and Belgium and fourth in Europe overall (9.0% share). With more than 22,000 orders received, the new Fiat Tipo is already among the top sellers in its segment in Italy. Demand for the Tipo is expected to strengthen further with the arrival of the station wagon and 5-door versions.

Lancia/Chrysler posted February sales of nearly 6,900 vehicles, representing a 15.9% year-over-year increase. Share was in line with the prior year at 0.6%.
For the year-to-date, sales were up 9.2% to 12,600 vehicles and market share was 0.6%.
The brand posted a particularly strong result in Italy in February with sales climbing 30.0% year-over-year.
For the Ypsilon, sales were up 20.7% over the same month one year ago.

Alfa Romeo posted February sales of 5,100 vehicles (+8.6% year-over-year) and share was 0.5%.
Year-to-date, brand sales totaled nearly 9,700 units (+11.1%) and market share was stable at 0.4%.
The brand posted positive results in the UK and Belgium with respective sales increases of 34.1% and 35.4%.
For the Giulietta, sales were up 13.7% in February and 19.2% for the year-to-date.

Jeep posted February sales of nearly 7,900 vehicles, representing a 23.9% year-over-year increase and the brand’s 28th consecutive monthly sales increase in Europe. Market share was in line with the prior year at 0.7%.
Year-to-date, brand sales were up 28.2% to more than 15,700 vehicles. Market share for the period was 10 basis points higher at 0.7%.
February sales were up 47.7% in Italy, 29.6% in France and 76.0% in the UK and the brand posted its all-time best monthly performance in Italy and Belgium.
Results were particularly positive for the Renegade - now well established as one of the leaders in the Small SUV segment - which posted a 44.3% year-over-year increase. The Grand Cherokee also posted a strong February performance, with sales up 18.2%.

For Maserati, the Group’s luxury brand, European sales totaled 372 vehicles in February and 810 for the year-to-date.

London, 16 March 2016

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